UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Victory Oilfield Tech, Inc.
(Exact name of registrant as specified in its charter)

Nevada	002-76219-NY	87-0564472
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3355 Bee Caves Road, Suite 608, Austin, Texas	78746
(Address of principal executive offices)	(Zip Code)

512-347-7300
(Registrant’s telephone number, including area code)

December 4, 2023

VICTORY OILFIELD TECH, INC.

3355 Bee Caves Road, Suite 608,

Austin, Texas 78746

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by Victory Oilfield Tech, Inc. (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”).  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about December 4, 2023 to the holders of our common stock, par value $0.001 per share (the “Common Stock”), regarding a change of a majority of the members of our board of directors (the “Board”) to be effected in connection with the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated July 25, 2023 and as amended on December 1, 2023, by and among Victory Oilfield Tech, Inc., a Nevada corporation (“Victory”), Victory H2EG Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Victory (“Merger Sub”) and H2 Energy Group Inc., a Delaware corporation (“H2EG”). Each party to the Merger Agreement is sometimes referred to individually as a “Party” and, collectively, as the “Parties.”

Pursuant to the Merger Agreement, H2EG will be merged with and into Merger Sub, the separate corporate existence of Merger Sub will cease, and H2EG will continue as a surviving corporation and as a wholly owned subsidiary of Victory (the “Merger”). The surviving corporation after the Merger is hereinafter referred to as the “Surviving Corporation.”

Pursuant to the Merger Agreement, the closing of the Merger (the “Closing”) will take place by the reciprocal delivery of closing documents by electronic mail, regular mail, fax or any other means mutually agreed upon on a mutually agreeable date as soon as practicable and in any event not later than three business days after the satisfaction or waiver of all conditions (excluding the delivery of any documents to be delivered at the Closing by any of the Parties) set forth in Article VII of the Merger Agreement (the “Closing Date”). On the Closing Date, the Parties will cause the Merger to be consummated by filing Certificate of Merger in substantially the form attached in the Merger Agreement, with the Secretary of State of the State of Delaware (the “Certificate of Merger”), in accordance with the applicable provisions of Delaware Law (the time of the acceptance of such filing by the Secretary of State of the State of Delaware will be referred to herein as the “Effective Time”).

At the Effective Time, each share of H2EG’s Class A Common Stock, Class B Common Stock and H2EG Preferred Stock (“H2EG Capital Stock”) issued and outstanding immediately prior to the Effective Time, subject to and upon the terms and conditions set forth in the Merger Agreement, will be cancelled and extinguished and be converted automatically into the right to receive 418,822,708 shares of Victory’s Common Stock (“Victory Common Stock”), of which: (i) 243,000,000 shares of Victory Common Stock will be issued upon the Closing, and; (i) 175,822,708 shares of Victory Common Stock will be issued after an amendment to Victory’s articles of incorporation increasing the Authorization Limit. The H2EG Stockholders will own 81% of Victory’s issued and outstanding Common Stock immediately upon Closing. As contemplated in the Merger Agreement, VPEG Note holder will convert the VPEG Note at the Effective Time and will receive: (i) 7,866,034 shares of Victory Common Stock, and (ii) 43,095,923 Prefunded Warrants, each with an exercise price of $0.000001, which contain a provision prohibiting the exercise thereof until Victory’s shareholders approve an amendment to the Victory articles of incorporation, increasing the Authorization Limit to a number of shares that is sufficient to allow for the exercise of such Victory Prefunded Warrants in full. In addition, Victory is currently conducting a private placement financing (“Common Financing”), in which we expect that Victory will raise approximately $1,212,000 from the investors in the Common Financing (the “Common Financing Investors”). Victory also plans to raise an additional $4,000,000 within sixteen (16) months after the Effective Time through Victory’s preferred equity financing (“Preferred Financing”). In the Preferred Financing, we anticipate issuing a total of 67,796 shares of newly authorized and issued preferred stock which are convertible to 67,796,610 shares of our common stock; provided, however, the parties agreed that the 67,796 shares of preferred stock shall not be converted to common shares until the Share Authorization Increase (as defined below).

Pursuant to the Merger Agreement, at or prior to the Effective Time and subject to compliance with Rule 14F-1 of the Exchange Act, the Board of Directors of Victory will consist of the following directors: Christopher Headrick, who will serve as Chairman of the board of directors, Kevin DeLeon, James McGinley, Neil Goulden and one director to be selected by the investor(s) in the Preferred Financing. Each nominee to be appointed by H2EG will be subject to such background and credit checks as Victory may require. Unless removed for cause, death or disability, Kevin DeLeon, who is presently serving on the board of directors of Victory and who will continue to serve on the board of directors of Victory, will so serve until the next annual meeting of the stockholders of Victory; provided, however, that unless Kevin DeLeon fails to provide his consent or unless he has committed a “bad actor” disqualification event of the type described in Rule 506(d) of the Securities Act, the Surviving Company shall nominate such individual to serve as director at such next annual meeting of the stockholders. In addition, our executive officers will be restructured according to Section 7.1(g) of the Merger Agreement. See “Directors and Executive Officers—Directors and Officers After the Closing” for information concerning the appointees.

The Agreement and Plan of Merger, dated July 25, 2023 and as amended on December 1, 2023 are included as Exhibit 10.1 and 10.2 to this Information Statement.

As a result of a change in a majority of the members of our Board, pursuant to Rule 14f-1 we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders this Information Statement at least ten days before the appointment of the new directors becomes effective.

No action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully.  It contains certain biographical and other information concerning the persons who will be appointed as directors at the time of the Closing.  However, their appointment will not become effective until at least ten days after we have filed this Information Statement with the SEC and transmitted it to our stockholders. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is December 4, 2023.

INFORMATION STATEMENT

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PROPOSED CHANGE OF CONTROL

We entered into the Merger Agreement on July 25, 2023 and as amended on December 1, 2023, pursuant to which, at the Effective Time, each share of H2EG’s Capital Stock issued and outstanding immediately prior to the Effective Time, subject to and upon the terms and conditions set forth in the Merger Agreement, will be cancelled and extinguished and be converted automatically into the right to receive 418,822,708 shares of Victory’s Common Stock (“Victory Common Stock”), of which: (i) 243,000,000 shares of Victory Common Stock will be issued upon the Closing, and; (i) 175,822,708 shares of Victory Common Stock will be issued after an amendment to Victory’s articles of incorporation increasing the Authorization Limit. The H2EG Stockholders will own 81% of Victory’s issued and outstanding Common Stock immediately upon Closing. As contemplated in the Merger Agreement, VPEG Note holder will convert the VPEG Note at the Effective Time and will receive: (i) 7,866,034 shares of Victory Common Stock, and (ii) 43,095,923 Prefunded Warrants, each with an exercise price of $0.000001, which contain a provision prohibiting the exercise thereof until Victory’s shareholders approve an amendment to the Victory articles of incorporation, increasing the Authorization Limit to a number of shares that is sufficient to allow for the exercise of such Victory Prefunded Warrants in full. In addition, Victory is currently conducting a private placement financing (“Common Financing”), in which we expect that Victory will raise approximately $1,212,000 from the investors in the Common Financing (the “Common Financing Investors”). Victory also plans to raise an additional $4,000,000 within sixteen (16) months after the Effective Time through Victory’s preferred equity financing (“Preferred Financing”). In the Preferred Financing, we anticipate issuing a total of 67,796 shares of newly authorized and issued preferred stock which are convertible to 67,796,610 shares of our common stock; provided, however, the parties agreed that the 67,796 shares of preferred stock shall not be converted to common shares until the Share Authorization Increase (as defined below).

Victory has 300,000,000 shares of common stock authorized. In connection with the Merger, the H2EG Stockholders are entitled to receive a total of 418,822,708 shares of common stock, and the VPEG Note holder is entitled to receive a total of 50,961,957. Since our authorized common stock is not sufficient to allow us to issue to the H2EG stockholders all of the common stock that we are required to issue in the Merger along with all of the common stock that we are required to issue to Visionary Private Equity Group I, LP (“VPEG”) upon the conversion of its convertible notes, which will occur at the closing of the Merger, we will issue common stock up to our authorized amount and then issue prefunded warrants for the balance of what we are required to issue. The prefunded warrants will be fully funded except for $0.000001 exercise price, but the prefunded warrants will not be exercisable unless and until the stockholders of the Surviving Company approve an amendment to the Surviving Company’s articles of incorporation that increases the Surviving Company’s authorized common stock to an amount that is sufficient to allow for all required common stock issuances pursuant to the Merger Agreement and related transactions.

Funds from the Common Financing amounts shall be immediately disbursed to H2EG when received and not held in escrow. In addition, at the Effective Time, all H2EG Capital Stock held by H2EG as treasury equity immediately prior to the Effective Time shall be automatically cancelled and will cease to exist, and no consideration will be delivered in exchange therefor. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation. In addition, any shares of H2EG Capital Stock held by a holder who demands and perfects such holder’s appraisal rights (collectively, the “Dissenting Shares”) under Delaware Law will not be converted into or represent a right to receive the applicable consideration for H2EG Capital Stock, but the holder thereof will only be entitled to such rights as are provided by Delaware Law. Pursuant to the Merger Agreement, the Closing will take place by the reciprocal delivery of closing documents by electronic mail, regular mail, fax or any other means mutually agreed upon on a mutually agreeable date as soon as practicable and in any event not later than three business days after the satisfaction or waiver of all conditions (excluding the delivery of any documents to be delivered at the Closing by any of the Parties) set forth in Article VII of the Merger Agreement. On the Closing Date, the Parties will cause the Merger to be consummated by filing Certificate of Merger in substantially the form attached in the Merger Agreement, with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of Delaware Law.

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Following the issuance of shares under the Merger Agreement, the H2EG Stockholders will beneficially own approximately 81% of Victory’s issued and outstanding Common Stock immediately upon Closing and a change in control of the Company will occur. The Closing is expected to occur within three business days if all conditions precedent to the Closing are waived or satisfied.

Pursuant to the Merger Agreement, at or prior to the Effective Time and subject to compliance with Rule 14F-1 of the Exchange Act, the Board of Directors of Victory will consist of the following directors: Christopher Headrick, who will serve as Chairman of the board of directors, Kevin DeLeon, James McGinley, Neil Goulden and one director to be selected by the investors in the Preferred Financing. Each nominee to be appointed by H2EG will be subject to such background and credit checks as Victory may require. Unless removed for cause, death or disability, Kevin DeLeon, who is presently serving on the board of directors of Victory and who will continue to serve on the board of directors of Victory, will so serve until the next annual meeting of the stockholders of Victory; provided, however, that unless Kevin DeLeon fails to provide his consent or unless he has committed a “bad actor” disqualification event of the type described in Rule 506(d) of the Securities Act, the Surviving Company shall nominate such individual to serve as director at such next annual meeting of the stockholders. In addition, our executive officers will be restructured according to Section 7.1(g) of the Merger Agreement. See “Directors and Executive Officers—Directors and Officers After the Closing” for information concerning the appointees.

It is currently anticipated that at or prior to the Effective Time, Ronald W. Zamber, Robert Grenley and Ricardo A. Salas will resign from our Board, Kevin DeLeon will remain on our Board, and Christopher Headrick, James McGinley, Neil Goulden will be appointed to our Board (with Mr. Headrick appointed as the Chairman of the Board). In addition, our executive officers will be restructured according to Section 7.1(g) of the Merger Agreement. See “Directors and Executive Officers—Directors and Officers After the Closing” for information concerning the appointees.

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DIRECTORS AND EXECUTIVE OFFICERS

Directors and Officers Prior to the Closing

Set forth below is biographical information for each of our directors and executive officers prior to the Closing.

NAME	AGE	POSITION
Kevin DeLeon	56	Chief Executive Officer, President, Principal Financial and Accounting Officer and Director
Ronald W. Zamber	61	Chairman of the Board of Directors
Robert Grenley	65	Director
Ricardo A. Salas	59	Director

Kevin DeLeon. Mr. DeLeon has served as a member of our Board of Directors since August 21, 2017. He has served as a General Partner and Director of Corporate Strategy for Visionary Private Equity Group I, LP, a private equity firm that invests in early stage, high growth companies, since 2015. Mr. DeLeon has spent more than twenty-five years in global finance, both on the buy and sell side, in New York, London, and Tokyo. For the past decade, his focus has been in natural resources, most recently as Senior Advisor to our Company since February, 2015. Prior to joining our Company, he served in the same capacity at Miller Energy, a NYSE-listed Alaska focused oil and gas exploration and production company, from June 2013 to February 2015. At Miller, Mr. DeLeon was responsible for overseeing corporate strategy, with particular focus on financing the company’s drilling program and acquisitions, as well as investor relations and corporate governance. Prior to Miller, Mr. DeLeon spent approximately six years spearheading the U.S. operations for a boutique U.K. investment bank, with a strong focus in E&P and metals & mining. Early in his career, he worked for Yamaichi, one of the Big Four Japanese securities houses, where he received the Chairman’s award for his consistent revenue contributions. Mr. DeLeon was also a founding partner of Bracken Partners, a London-based corporate finance advisory and fund management firm with particular focus on the U.K. private equity markets. He has served as both a senior executive and non-executive director of numerous public and private U.K. and U.S. companies. Mr. DeLeon is a 1990 graduate of Yale University, with a B.A in Economics. Mr. DeLeon was selected to serve on our Board of Directors due to his extensive global finance experience.

Ronald W. Zamber, M.D. Dr. Zamber has served as a member of our Board of Directors since January 24, 2009. Dr. Zamber is founder, Managing Director and Chairman of Visionary Private Equity Group I, LP since 2010, and a Managing Director of Navitus since 2011, Navitus Partners since 2011 and James Capital Energy since 2007. He brings more than 20 years of experience in corporate management and business development extending across the public, private and non-profit arenas. Dr. Zamber has helped build profitable companies in healthcare, private and public petroleum E&P, consumer products and Internet technology industries. Dr. Zamber is a Board-Certified Ophthalmologist and founder of International Vision Quest, a non-profit organization that performs humanitarian medical and surgical missions, builds water treatment facilities and supports food delivery programs to impoverished communities around the world. He has served as an examiner with the American Board of Ophthalmologists and Secretariat for State Affairs with the American Academy of Ophthalmology. Dr. Zamber is the 2009 recipient of Notre Dame’s prestigious Harvey Foster Humanitarian Award. He now serves on the advisory board of Feed My Starving Children, one of the highest rated and fastest growing charities in the country. Dr. Zamber received his Bachelor’s degree with high honors from the University of Notre Dame and his medical degree with honors from the University of Washington. Dr. Zamber was selected to serve on our Board of Directors due to his over 20 years of experience in corporate management and business development extending across the public, private and non-profit arenas.

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Robert Grenley. Mr. Grenley has served as a member of our Board of Directors since June 1, 2010. Mr. Grenley has over 25 years of experience in financial management, business development and entrepreneurial experience. This financial experience includes 12 years managing early-stage organizations with equity capital. Mr. Grenley’s broader financial management experience includes over 10 years of direct portfolio management and investment expertise including common and preferred stock, stock options, corporate and municipal bonds as well as syndicated investments and private placements. Recently, Mr. Grenley has been associated with the Visionary Private Equity Group I, LP since 2012, and is currently its Director of Capital Development, as well as the Chief Financial Officer of the Visionary Media Group, a wholly owned subsidiary. Mr. Grenley served as the Chief Financial Officer of POP Gourmet, a fast-growing Seattle-based snack food company, since early 2013, where he was responsible for the creation, production, and execution of POP Gourmet’s first equity financing ($2.5 million in 2013), its second equity financing ($8.5 million in 2015), and its first credit facility ($2 million in 2015). As the company has matured, it has been able to attract a consumer product group specialist as Chief Financial Officer, and Mr. Grenley currently retains the Director, Corporate Finance title, focusing on credit facilities, investor relations, and other related matters. Mr. Grenley holds a BA in Economics from Duke University. Mr. Grenley was selected to serve on our Board of Directors due to his over 25 years of experience in financial management, business development and entrepreneurial experience.

Ricardo A. Salas. Mr. Salas has served as a member of our Board of Directors since August 21, 2017. Between 2008 and 2015, Mr. Salas served as Executive Vice President and a Director of Liquidmetal Technologies, Inc., a pioneer in developing and commercializing a family of amorphous metal alloys. In 2001, he founded and became CEO of iLIANT Corporation, a health care information technology and outsourcing service provider. Following iLIANT’s merger with MED3000 Group, Inc., he continued to serve as a Director of MED3000 Group, Inc. and on its Special Committee leading up to its sale to McKesson Corporation in December of 2012. He served as a Director of Advantum Health, a private equity backed healthcare IT enabled services company from 2017 to 2023. Mr. Salas received an Economics degree from Harvard College in 1986. Mr. Salas was selected to serve on our Board of Directors due to his extensive management experience.

It is currently anticipated that at the time of the Closing, Ronald W. Zamber, Robert Grenley and Ricardo A. Salas will resign from the Board.

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their prior death, resignation or removal.

Directors and Officers After the Closing

It is currently anticipated that one of our existing directors, Kevin DeLeon, will continue to serve on our Board, and Christopher Headrick, James McGinley, Neil Goulden will be appointed to our Board at the Closing.

In addition, it is anticipated that Kevin DeLeon will resign as our Chief Executive Officer, President, and Principal Financial and Accounting Officer. The executive officers named below will be appointed as of the Closing.

Set forth below is biographical information for each of our directors and executive officers after the Closing.

NAME	AGE	POSITION
Christopher Headrick	60	Executive Chairman
James McGinley	68	Chief Executive Officer, President, and Director
Neil Goulden	63	Chief Administrative Officer, Treasurer, Secretary, and Director
Paul Powers	64	Chief Development Officer
Don Turner	67	Chief Operating Officer
Kevin DeLeon	56	Director

The biographical information for Kevin DeLeon are set forth above under “—Directors and Officers Prior to the Closing.”

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Christopher Headrick. Executive Chairman.

The early years of Chris’ career were devoted to developing corporate interpersonal skills with Pepsico, Morco and General Mills. In 1989 Chris began the development of real estate and energy lease consolidations in the coal, oil, and gas industries. In 2009, Chris became the first outside investor in a truly transformative energy technology that can change the way we power our world: zero emission, sustainable, and renewable Hydrogen derived from biomass. Chris founded H2 Energy Group Inc. in 2015.

James McGinley. Chief Executive Officer, President, and Director.

James is an exceptional technology business builder and strategist with strong commitment to renewable energy and green hydrogen. James has over 25 years’ experience in technology ventures, specifically renewable energy, fiber optics, electronic components, and advanced materials. James is a named inventor on 27 patents and previously led a $200 million initial public offering as Chief Executive Officer of Stratos Lightwave, Inc. James joined H2 Energy Group in February 2019. From March 2018 to July 2020, James was employed at Marketshare IQ.

Neil Goulden. Chief Administrative Officer, Treasurer, Secretary, and Director.

Neil has 35 years’ experience as a lawyer, banker, C-Level executive, and entrepreneur. He has structured, restructured, and managed dozens of businesses in many industries, including green energy and environmental services. Neil founded and is the Senior Managing Director of Structuring and Restructuring Advisory Partners. In May 2018, Neil co-founded both Water Integrated Treatment Systems Holdings, LLC and Greenline Environmental Solutions, LLC. Neil joined H2 Energy Group in January 2020.

Paul Powers. Chief Administrative Officer, Treasurer, Secretary, and Director.

Paul spent his entire career—over 37 years—in the financial industry, including advisory roles in company restructuring and strategic planning. Paul founded and has been working as the principal at P. Powers Consulting, LLC, which focuses on providing guidance for strategic initiatives, investments, and insurance for domestic and international clients since March 2015. An experienced entrepreneur and negotiator, Paul has worked as the Chief Development Officer in the renewable sector since May 2015 at H2 Energy Group Inc.

Don Turner. Chief Operating Officer.

Don is an innovative executive with a track record of success in engineering and technology-intensive marketplaces. From Group President of a leading-edge public telecom to CEO of multiple privately held companies in artificial intelligence, voice recognition, and high-end engineering animation, he is known for bringing clarity to complex problems. Known as a top strategist, he architected and led a billion-dollar initial public offering and his VOGI® methodology is used internationally. Don joined H2 Energy Group as the Chief Operating Officer and Managing Member in January 2021. Prior to that, Don was employed at TurnerWord LLC from June 2008 to January 2021.

Family Relationships

There are no family relationships among any of our officers or directors before or after the Closing.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers before or after the Closing has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

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●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

OUTSTANDING CAPITAL STOCK

As of December 1, 2023, our authorized capital stock consists of 300,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share.  As of December 1, 2023, we had 28,591,593 shares of Common Stock and 8,333 shares of Series D Preferred Stock outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  As of the date of this Information Statement, the H2EG Stockholders do not own any shares of our Common Stock.

Prior to the Closing Date, we plan to issue a total of 3,350,000 prefunded warrants with an exercise price of $0.000001 per common share to existing members of our board of directors, executive officers and employees of Victory as compensation for past services provided to Victory (“Management’s Warrants”). In addition, we plan to issue a total of 2,825,515 warrants to holders of our existing expired warrants in exchange for a release from such holders of any claims they may have against Victory (“Reissued Warrants”). However, none of the Management’s Warrants and Reissued Warrants shall be converted to common shares until the Share Authorization Increase (as defined below). After these warrants are issued and after all outstanding Victory convertible debt is converted, Victory will have a total of 85,729,064 shares of common stock outstanding.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Prior to the Closing

The following table sets forth information regarding beneficial ownership of our voting stock as of December 1, 2023 (i) by each person who is known by us to beneficially own more than 5% of our voting stock; (ii) by each of our officers, directors and director nominees; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of our Company, 3355 Bee Caves Road, Suite 608, Austin, Texas 78746.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent of Common and Voting Stock(2)
Ronald Zamber, Director (3)	7,261,501	25.40%
Robert Grenley, Director (4)	3,357	0.00%
Ricardo A. Salas, Director (5)	20,000,000	69.95%
Kevin DeLeon, Interim CEO and Director	0	0.00%
All directors and officers as a group (4 persons named above)	27,264,858	95.36%

Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 28,591,593 shares of our common stock outstanding as of December 1, 2023, excluding the 8,333 shares of Series D Preferred Stock outstanding.

(3)	Includes 291,866 shares of common stock; 4,382,872 shares of common stock owned by Navitus Energy Group, of which Mr. Zamber is the managing member of its managing partner, James Capital Consulting, LLC; 2,787 shares of common stock and warrants for the purchase of 2,343 shares of common stock exercisable within 60 days owned by James Capital Consulting, LLC; 64,951 shares of common stock owned by Visionary Investments, LLC, of which Dr. Zamber is sole member; and 2,519,025 shares of common stock and warrants for the purchase of 1,900,800 shares of common stock exercisable within 60 days owned by Visionary Private Equity Group I, LP, of which Dr. Zamber is senior managing director of its general partner, Visionary PE GP I, LLC.

(4)	Includes 3,357 shares of common stock.

(5)	Represents 20,000,000 shares issued to Armacor Victory Ventures, LLC, pursuant to the Supplementary Agreement, dated April 10, 2018 among the Company and Armacor Victory Ventures, LLC. Mr. Salas is the managing member of Armacor Victory Ventures, LLC.

Except as contemplated by the Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

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Security Ownership After the Closing

The following table sets forth information regarding beneficial ownership of our voting stock following the Closing by (i) each of our directors and executive officers following the Closing; (ii) all of our directors and executive officers following the Closing as a group; and (iii) each person who is known by us that is expected to beneficially own more than 5% of our voting stock following the Closing. This table assumes the successful closing of the Merger according to the Merger Agreement and that the Company raised an aggregate of $5,212,000 from the Common Financing and Preferred Financing. As of December 1, 2023, the Company is currently authorized to issue a total of 300,000,000 shares of common stock (the “Authorization Limit”) under its articles of incorporation. To allow the Company to consummate the transactions contemplated by the Merger Agreement without having to first amend its articles of incorporation to sufficiently increase the Authorization Limit, the parties to the Merger Agreement agreed that the Company will issue to the stockholders who are entitled to receive shares of common stock pursuant to the Merger Agreement the maximum number of shares of common stock up to the Authorization Limit as follows (i) the Company will issue to the H2EG Shareholders 243,000,000 common shares immediately upon the closing of the Meger, and the Surviving Company will issue an additional 175,822,708 common shares to the H2EG Shareholders after the Share Authorization Increase (as defined below) (ii) the Company will issue to the VPEG Note holder 7,866,034 common shares and prefunded warrants convertible to 43,095,923 common shares with an exercise price of $0.000001. The prefunded warrants will be fully funded except for $0.000001 exercise price, but the prefunded warrants will not be exercisable unless and until the stockholders of the Surviving Company approve an amendment, which shall be completed as soon as practicable after the Merger, to the Surviving Company’s articles of incorporation that increases the Surviving Company’s authorized common stock to an amount that is sufficient to allow for all required common stock issuances pursuant to the Merger Agreement and related transactions (the “Share Authorization Increase”). In addition, prior to the Effective Date, we expect that the holder of the 8,333 shares of Series D Preferred Stock will convert all the 8,333 shares of Series D Preferred Stock into a prefunded warrant to purchase a total of 3,961,539 shares of Victory’s common stock with an exercise price of $0.000001 per common stock. Unless otherwise specified, the address of each of the persons set forth below is in care of our Company, 3355 Bee Caves Road, Suite 608, Austin, Texas 78746.

Name of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent of Common and Voting Stock(2)
Christopher Headrick(3)	119,726,100	42.84%
James McGinley(4)	38,345,400	13.72%
Neil Goulden(5)	44,668,260	15.98%
Paul Powers(6)	34,593,480	12.37%
Ricardo A. Salas(7)	20,000,000	7.15%
Kevin DeLeon(8)	0	0%
Don Turner	0	0%
Ronald Zamber(9)	15,127,535	5.41%
All directors and officers as a group	237,333,240	84.49%

Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 279,457,627 shares of our common stock that will be outstanding after the Closing, excluding:

●	8,333 shares of Series D Preferred Stock which will be converted to a prefunded warrant to purchase a total of 3,961,539 shares of Victory’s common stock with an exercise price of $0.000001 per common stock, but the prefunded warrants will not be exercisable unless and until the stockholders of the Surviving Company approve an amendment to the Surviving Company’s articles of incorporation that increases the Surviving Company’s authorized common stock to an amount that is sufficient to allow for all required common stock issuances pursuant to the Merger Agreement and related transactions.

●	570,000,000 shares of our common stock reserved under our 2017 Equity Incentive Plan and up to 15% of the outstanding shares of our common stock issuable under our 2014 Long Term Incentive Plan.

●	Prefunded warrants convertible to 41,994,228 shares of common stock with an exercise price of $0.000001 that we expect to issue to the VPEG Note holder $0.000001, but the prefunded warrants will not be exercisable unless and until the stockholders of the Surviving Company approve an amendment to the Surviving Company’s articles of incorporation that increases the Surviving Company’s authorized common stock to an amount that is sufficient to allow for all required common stock issuances pursuant to the Merger Agreement and related transactions. 157,335,526 shares of common stock that we expect to issue to the H2EG Shareholders after the Share Authorization Increase.

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●	20,542,373 shares of our common stock expected to be issued pursuant to the Common Financing.

●	67,796 shares of newly authorized and issued preferred stock which are convertible to 67,796,610 shares of our common stock expected to be issued pursuant to the Preferred Financing. The 67,796 shares of preferred stock will not be exercisable unless and until the stockholders of the Surviving Company approve an amendment to the Surviving Company’s articles of incorporation that increases the Surviving Company’s authorized common stock to an amount that is sufficient to allow for all required common stock issuances pursuant to the Merger Agreement and related transactions.

●	Warrants to purchase a total number of 8,059,809 shares of the Company’s common stock as allocated below:

○	Ronald Zamber’s prefunded warrant to purchase 2,882,294 shares of our common stock with an exercise price of $0.000001 per share

○	Kevin Deleon’s prefunded warrant to purchase 1,650,000 shares of our common stock with an exercise price of $0.000001 per share

○	Robert Grenley’s prefunded warrant to purchase 250,000 shares of our common stock with an exercise price of $0.000001 per share

○	Ricardo A. Salas’ prefunded warrant to purchase 250,000 shares of our common stock with an exercise price of $0.000001 per share

○	Shawn Grucella’s prefunded warrant to purchase 100,000 shares of our common stock with an exercise price of $0.000001 per share

○	Gary Lovett’s prefunded warrant to purchase 100,000 shares of our common stock with an exercise price of $0.000001 per share

○	Warrants to purchase 2,827,515 shares of our common stock to be issued to the holders of certain warrants to purchase the Company’s common stock that were previously issued and have since expired, in exchange for a release by such holders of any and all claims against the Company.

(3)	Christopher Headrick is entitled to receive a total of 206,353,948 shares of our common stock pursuant to the Merger Agreement. Due to the Authorization Limit, Christopher Headrick will receive 119,726,100 shares of our common stock immediately after closing of the Merger and an additional 86,627,848 shares of our common stock after the post-closing Share Authorization Increase.

(4)	James McGinley is entitled to receive a total of 66,090,223 shares of our common stock pursuant to the Merger Agreement. Due to the Authorization Limit, James McGinley will receive 38,345,400 shares of our common stock immediately after closing of the Merger and an additional 27,744,823 shares of our common stock after the post-closing Share Authorization Increase.

(5)	Neil Goulden is entitled to receive a total of 76,987,990 shares of our common stock pursuant to the Merger Agreement, including 36,790,834 shares of our common stock owned by Simonellie LLC, in which Neil Goulden is the beneficial owner. Due to the Authorization Limit, Neil Goulden will receive 44,668,260 shares of our common stock immediately after closing of the Merger and an additional 32,319,730 shares of our common stock after the post-closing Share Authorization Increase.

(6)	Paul Powers is entitled to receive a total of 59,623,600 shares of our common stock pursuant to the Merger Agreement including 1,616,655 shares of our common stock owned by Amie L Lyson Irrevocable Gift Trust, in which Paul Powers is the beneficial owner. Due to the Authorization Limit, Paul Powers will receive 34,593,480 shares of our common stock immediately after closing of the Merger and an additional 25,030,120 shares of our common stock after the post-closing Share Authorization Increase.

(7)	Represents 20,000,000 shares of our common stock issued to Armacor Victory Ventures, LLC, pursuant to the Supplementary Agreement, dated April 10, 2018 among the Company and Armacor Victory Ventures, LLC. Mr. Salas is the managing member of Armacor Victory Ventures, LLC. Excluding a prefunded warrant to purchase 250,000 shares of our common stock that will be issued to Ricardo A. Salas after the Closing.

(8)	Excluding a prefunded warrant to purchase 1,650,000 shares of our common stock that will be issued to Kevin DeLeon after the Closing.

(9)	Including 7,261,501 shares of our common stock owned by Ronald Zamber prior to the Closing. Visionary Private Equity Group I, LP, of which Ronald Zamber is senior managing director of its general partner, Visionary PE GP I, LLC, is entitled to receive a total of 50,961,956 shares of our common stock after the Closing. Due to the Authorization Limit, Visionary Private Equity Group I, LP will receive 7,866,034 shares of our common stock and a prefunded warrant to purchase 43,095,923 shares of our common stock with an exercise price of $0.000001 after the Closing.

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CORPORATE GOVERNANCE

Governance Structure

We chose to appoint a separate chairman of our Board of Directors who is not our Chief Executive Officer. Our Board of Directors has made this decision based on their belief that an independent Chairman of the Board can act as a balance to the Chief Executive Officer, who also serves as a non-independent director.

The Board’s Role in Risk Oversight

Our Board of Directors administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. While management is responsible for identifying risks, our Board of Directors has charged the Audit Committee of the Board of Directors with evaluating financial and accounting risk and the Compensation Committee of the Board of Directors with evaluating risks associated with employees and compensation. Investor- related risks are usually addressed by the Board of Directors as a whole.

Director Independence

In considering and making decisions as to the independence of each of the directors of the Company, the Board considered transactions and relationships between the Company (and its subsidiaries) and each director (and each member of such director’s immediate family and any entity with which the director or family member has an affiliation such that the director or family member may have a material indirect interest in a transaction or relationship with such entity).

It is currently anticipated that, as of the Closing, none the members of our Board following the Closing will be “independent.”

Audit Committee

Our Board of Directors has established an Audit Committee to assist it in fulfilling its responsibilities for general oversight of our accounting and financial reporting processes, audits of our financial statements, and internal control and audit functions. The Audit Committee is responsible for, among other things:

●	appointing, evaluating and determining the compensation of our independent auditors;

●	establishing policies and procedures for the review and pre-approval by the Audit Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended;

●	discussing our financial statements with management and our independent auditors;

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●	reviewing and discussing reports from the independent auditor on critical accounting policies and practices used by our Company and alternative accounting treatments;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	reviewing and discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures;

●	meeting separately and periodically with management and our internal and independent auditors;

●	reviewing matters related to the corporate compliance activities of our Company;

●	reviewing and approving our code of ethics, as it may be amended and updated from time to time, and reviewing reported violations of the code of ethics;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter; and

●	such other matters that are specifically delegated to our Audit Committee by our Board from time to time.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from us for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

It is currently anticipated that upon the successful completion of the Merger and after ten days of the filing and mailing of this Information Statement, Ronald W. Zamber, Robert Grenley, and Ricardo A. Salas would have resigned from the Board and will cease to serve as members of the Audit Committee. Since, at such time, no other directors of the Surviving Company will be independent, we will not be able to appoint any members to our Audit Committee and such committee will not function until we are again able to satisfy the independence requirements of Audit Committee charter. After the Closing of the Merger, we will not have a functioning Audit Committee and our entire Board of Directors will undertake the functions that would otherwise be undertaken by the Audit Committee.

The Board determined that each member of the Audit Committee satisfies the independence and other composition requirements of the SEC prior to the Merger. Due to changes to our Board composition that are disclosed in this information statement and will occur at the Closing of the Merger but subject to the requirements of Rule 14f-1 of the Exchange Act, we will not have an independent director who also meets the qualifications for “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K.  Furthermore, since none of our directors will be independent at the Closing of the Merger, we will not satisfy our audit committee independence requirements. Accordingly, from and after the Closing of the Merger until we are able to appoint independent directors, we will not have a functioning Audit Committee.

Compensation Committee

Our Board of Directors has established a Compensation Committee to discharge our Board’s responsibilities relating to compensation of our Chief Executive Officer and other executive officers and to provide general oversight of compensation structure. Other specific duties and responsibilities of the Compensation Committee include:

●	reviewing and approving objectives relevant to executive officer compensation;

●	evaluating performance and recommending to the Board of Directors the compensation, including any incentive compensation, of our Chief Executive Officer and other executive officers in accordance with such objectives;

●	reviewing and approving compensation packages for new executive officers and termination packages for executive officers;

●	recommending to the Board of Directors the compensation for our directors;

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●	administering our equity compensation plans and other employee benefit plans;

●	reviewing periodic reports from management on matters relating to our personnel appointments and practices;

●	evaluating periodically the Compensation Committee charter;

●	such other matters that are specifically delegated to our Compensation Committee by our Board from time to time.

It is currently anticipated that upon the successful completion of the Merger and after ten days of the filing of this Information Statement, Ronald W. Zamber, Robert Grenley, and Ricardo A. Salas would have resigned from the Board and will cease to serve as members of the Compensation Committee. Since, at such time, no other directors of the Surviving Company will be independent, we will not be able to appoint any members to our Compensation Committee and such committee will not function until we are again able to satisfy the independence requirements of our Compensation Committee. After the Closing of the Merger, we will not have a functioning Compensation Committee and our entire Board of Directors will undertake the functions that would otherwise be undertaken by the Compensation Committee.

Director Nominations

We currently do not have a standing nominating committee or committee performing similar functions. Our entire Board of Directors undertakes the functions that would otherwise be undertaken by a nominating committee.

Our Board utilizes a variety of methods for identifying and evaluating nominees for our directors. Our Board regularly assesses the appropriate size of our Board and whether any vacancies on the Board are expected due to retirement or other circumstances.

When considering potential director nominees, the Board considers the candidate’s character, judgment, diversity, age, skills, including financial literacy and experience in the context of the needs of our Company and of our existing directors. The Board also seeks director nominees who are from diverse backgrounds and who possess a range of experiences as well as a reputation for integrity. The Board considers all of these factors to ensure that our Board as a whole possesses a broad range of skills, knowledge and experience useful to the effective oversight and leadership of our Company.

Our Board does not have a specific policy with regard to the consideration of candidates recommended by stockholders, however any nominees proposed by our stockholders will be considered on the same basis as nominees proposed by the Board. If a stockholder wants to submit a candidate for consideration to the Board, the stockholder may submit a proposal to our Director, Kevin DeLeon, with the stockholder communication procedures set forth below.

Stockholder Communications with the Board of Directors

Our Board of Directors has established a process for stockholders to communicate with the Board of Directors or with individual directors. Stockholders who wish to communicate with our Board of Directors or with individual directors should direct written correspondence to Kevin DeLeon, Chief Executive Officer, Principal Financial and Accounting Officer, and Director, at be kdeleon@vpeg.net, or to the following address (our principal executive offices): Board of Directors, c/o Chief Executive Officer , 3355 Bee Caves Road, Suite 608, Austin, Texas 78746.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website within four business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

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EXECUTIVE COMPENSATION

Summary Compensation Table - Fiscal Years Ended December 31, 2022 and 2021

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total ($)
Kevin DeLeon, Chief Executive Officer (2)	2022	120,000	—	120,000
	2021	109,000	—	109,000

(1)	These amounts shown represent the aggregate grant date fair value for options granted to the named executive officers computed in accordance with FASB ASC Topic 718.

(2)	On October 25, 2019 we entered into an employment agreement with Mr. Kevin DeLeon having a term of one year. Pursuant to the employment agreement, we agreed to pay Mr. DeLeon a salary of $120,000 per year, effective November 1, 2019. In addition, in consideration for past services, we issued Mr. DeLeon a three year warrant to purchase 100,000 shares of the Company’s stock at $0.80 per share. Mr. DeLeon will also be eligible to participate in the standard benefits plans offered to similarly situated employees by us from time to time, subject to plan terms and our generally applicable policies. On October 26, 2020, the term of the employment agreement was extended to October 31, 2021, with all other terms in the employment agreement remaining in effect. Mr. DeLeon and the Company have agreed to continue Mr. DeLeon’s employment beyond the extended October 31, 2021 termination of the employment agreement, on the same terms as set forth in the employment agreement, terminable at the option of either party.

Director Compensation

No member of our Board of Directors received any compensation for services as a director during the fiscal year ended December 31, 2022.

TRANSACTIONS WITH RELATED PERSONS

On August 21, 2017, the Company entered into a secured convertible original issue discount promissory note issued by the Company to VPEG (the “VPEG Note”). The VPEG Note was subsequently amended on October 11, 2017 and again on January 17, 2018. On April 10, 2018, the Company and Visionary Private Equity Group I, LP, a Missouri limited partnership (“VPEG”) entered into a settlement agreement and mutual release (the “Settlement Agreement”), pursuant to which VPEG agreed to release and discharge the Company from its obligations under the VPEG Note (see below). Pursuant to the Settlement Agreement, and in consideration and full satisfaction of the outstanding indebtedness of $1,410,200 under the VPEG Note, the Company issued to VPEG 1,880,267 shares of its common stock and a five-year warrant to purchase 1,880,267 shares of its common stock at an exercise price of $0.75 per share, to be reduced to the extent the actual price per share in a proposed future private placement (the “Proposed Private Placement”) is less than $0.75. The Company recorded share-based compensation of $11,281,602 in connection with the Settlement Agreement.

On April 10, 2018, in connection with the Settlement Agreement, the Company and VPEG entered into a loan Agreement (the “New Debt Agreement”), pursuant to which VPEG loaned to the Company $2,000,000 under a secured convertible original issue discount promissory note (the “New VPEG Note”). The loans made pursuant to the New VPEG Note reflect a 10% original issue discount, do not bear interest in addition to the original issue discount, are secured by a security interest in all of the Company’s assets, and at the option of VPEG are convertible into shares of the Company’s common stock at a conversion price equal to $0.75 per share or, such lower price as shares of Common Stock are sold to investors in the Proposed Private Placement. On October 30, 2020, the Company and VPEG amended the New Debt Agreement to increase the loan amount to up to $3,000,000. On January 31, 2021, the Company and VPEG amended the New Debt Agreement to increase the loan amount to up to $3,500,000. On September 3, 2021, the Company and VPEG amended the New Debt Agreement to increase the loan amount to up to $4,000,000.

As of June 30, 2023, the outstanding balance on the New VPEG Note was $3,815,926. After the Closing, the loan amount of $3,815,926, including principal and accrued interest, will convert to the Company’s common stock and prefunded warrants at a conversion price of $0.075914.

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LEGAL PROCEEDINGS

None.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. We believe, based solely on a review of the copies of such reports furnished to us and representations of these persons, that our directors and executive officers and beneficial holders of more than 10% of our common stock have timely filed all such reports.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at, or obtain copies of this information by mail from, the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Any person, including any beneficial owner, to whom this Information Statement is delivered may request copies of proxy statements or other information concerning us, without charge, by written request directed to 3355 Bee Caves Road, Suite 608, Austin, Texas, or by calling us at 512-347-7300.

By Order of the Board of Directors

/s/ Kevin DeLeon
Kevin DeLeon
Chief Executive Officer, Principal Financial and Accounting Officer, and Director

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Agreement and Plan of Merger, dated July 25, 2023, by and among Victory Oilfield Tech, Inc., a Nevada corporation, Victory H2EG Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Victory and H2 Energy Group Inc., a Delaware corporation.
10.2	Amendment No. 1 to the Merger Agreement, December 1, 2023, by and among Victory Oilfield Tech, Inc., a Nevada corporation, Victory H2EG Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Victory and H2 Energy Group Inc., a Delaware corporation.

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